Exhibit 99.1

NEWS RELEASE – INSIDE AND REGULATED INFORMATION

9 OCTOBER 2023, 4PM ET / 22:00 CET

MDxHealth Reports Preliminary Q3-2023 Revenues

IRVINE, CA, and HERSTAL, BELGIUM – October 9, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial-stage precision diagnostics company, today reported preliminary third quarter 2023 revenues, units, and cash position.

For the third quarter ended September 30, 2023, the Company expects to report revenues of approximately $19.3 million, representing an increase of 73% over the same period last year and 15% versus the prior quarter; excluding GPS, Q3-2023 revenue increased by 45% over Q3-2022. Q3-2023 revenues of approximately $19.3 million were comprised of $8.1 million from GPS, $6.6 million from Confirm mdx, $2.7 million from Resolve mdx, and $1.9 million from Select mdx.

Billable test volume for the quarter ended September 30, 2023, for Confirm mdx increased by 15% to 4,932 versus the prior year period, for Select mdx decreased by 2% to 2,938 versus the prior year period, and for Resolve mdx increased by 101% to 6,742 versus the prior year period.

The Company’s cash balance as of September 30, 2023, was $32.7 million.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report strong preliminary third quarter revenues, which we believe reflects our goal of delivering sustainable growth. In addition to robust topline growth, we also maintained strong operating discipline during the quarter, as demonstrated by a nearly 23% reduction in use of cash compared to the second quarter, and we anticipate continued declines in use of cash over the next several quarters.”

The Company has elected to pre-release its third quarter revenues, units and cash figures following its recent communication regarding the consolidation of trading onto the NASDAQ, which is currently pending shareholder approval at its upcoming shareholder meeting scheduled for November 3, 2023. The Company is scheduled to release its full third quarter results and business update on November 8, 2023.

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected operating results and use of cash; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.